Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

Commission File No. for Registration
Statement on Form S-4: 333-218485

October 16, 2017

Euro am Sonntag interview with Aldo Belloni, CEO of Linde Group Date of publication: 14. October 2017

EURO AM SONNTAG:  Mr. Belloni, the Linde investors have until October 24 to exchange their shares for stakes in the new Linde plc. Does it make you nervous that so far only 33.2 percent of Linde shareholders have taken up the exchange offer?
ALDO BELLONI: No, we are very satisfied with the acceptance rate up to this point. As usual in such an exchange offer, the majority of shares tend to be exchanged at the last moment.

According to the offer document, you reserve the right to lower the acceptance threshold. At what point would you resort to this?
We do not expect this will be necessary.

Would you view that as justifiable in terms of shareholder democracy?
In the past, other companies have successfully taken this road.

Linde has a high proportion of passive investors who are purely index-oriented. You are making use of a trick that lets these investors commit to exchanging their shares before the listing is replaced in the respective index. How many investors have signed up to these “irrevocable undertakings”?
We are currently in talks with passive investors, so we are unable to disclose any details at this point.

Particularly in Germany there is considerable resistance to the merger,– due to the threat of job cuts, the shareholders’ lack of say in the matter, the type of the merger and the role of the Chairman of the Supervisory Board, Wolfgang Reitzle. How do you intend to persuade those opposed?
In talks with our investors, we regularly explain why this merger makes sense from an industrial point of view and why the benefits dominate. Growth secures jobs. In 2006 Wolfgang Reitzle made Linde into the global market leader by taking over the British competitor BOC – at that time the deal was not criticized at all. This time we want to seize our opportunities again and actively shape our future.

One criticism of the merger is the structure with the headquarters in Dublin on the premises of Praxair’s law firm. Is there anything more than a letterbox?
No, the holding is founded under Irish law, but there are no further plans for Dublin. The central functions are carried out from London. The Board of Directors will meet in London, and that’s also where the AGM is likely to be held.

How do you try to win over critics of the merger?
There are three key reasons for the transaction: First, we are merging two complementary, leading companies for industrial gases and thus combining Linde’s outstanding position in engineering and technology with Praxair’s operational excellence. Second, the merged company will be represented in all major regions and end markets and benefit globally from a balanced portfolio. Third, the transaction will bring about considerable synergies.

The savings potential is meant to reach 1.1 billion euros. Since Praxair generates higher earnings than Linde with half as many employees, it begs the question: will these synergies primarily be realized through job cuts at Linde?
No, when calculating the synergies the employment pact was taken into account. The employment pact is our commitment to refrain from making any operational redundancies in Germany until the end of 2021.

In early September, you had a workshop in India where one topic was the removal of one of Linde’s management levels. Has a decision been made on this matter?
I cannot answer that question, as we are only at the beginning of the discussion regarding the design of the future organization.

What are your plans for the Engineering division? The offer document mentions a potential legal separation of this business.
We want to give Linde Engineering the opportunity to develop separately from the gas business in all global regions. That is why together with Praxair we are keeping the option open of making Linde Engineering legally independent

Is this a precursor to an IPO or a sale?
No, because Linde Engineering has an outstanding portfolio, excellent engineers and strong earnings. Besides, the engineering business will help to realize growth synergies at the new company even more effectively. We would therefore view a legal separation as a carve-out rather than a spin-off.

The offer you have presented to the Linde shareholders to convince them to exchange their shares for shares in the new Linde plc is 1337 pages long. Which part should shareholders pay particular attention to?
Many questions we receive from private shareholders relate to tax issues. Starting from page 499, the appendix to the offer document contains detailed tax information for the various groups of shareholders. We also advise shareholders to read over the joint statement issued by the Executive Board and Supervisory Board of Linde AG.

It states that no changes are anticipated for Linde shareholders who choose to exchange their shares, even if they bought their shares prior to 2009.
I am unable to make any comment that goes beyond the details provided in the offer document. That would be giving tax advice, which is not our remit.

Linde has always been a safe bet for stable dividends. What will be the new dividend policy of Linde plc?
It is to be expected that nothing will change with regard to the dividend policy. This is also stated in the offer document.

What could cause the merger to fail at this stage?
The most immediate hurdle is certainly the acceptance threshold of 75 percent. But we also need to keep an eye on the antitrust provisions and softer factors such as employee motivation. After all, we are merging two companies with different cultures.

The combination of Linde and Praxair is not actually a merger, but a takeover by the newly founded parent company. In the case of a real merger, the German shareholders would have to vote on the decision at the AGM. Did you intend to bypass this through the holding  setup?
That is an inaccurate assessment. We opted for a much more democratic process. Since August 15, every single shareholder has had the option of exchanging shares for shares in the new Linde. This is in accordance with the law. Apart from that, it would have probably been easier to pass the resolution at the AGM, since it would have only required approval from the majority of the share capital represented at the meeting . There was also the risk of someone later challenging the result in court. Such legal challenges are extremely commonplace these days. It would have led to chaos.

Was that the actual reason why you didn’t want it to go to vote? Because you feared legal challenges that would bring the process to a halt?
It was certainly not the only reason, though it was an important one. The timetable for the merger is very tight. If we reach the target 75 percent threshold by  October 24, the clock will start ticking. We will then have twelve months to do everything outlined in the offer document, in particular to meet the antitrust provisions. If we don’t manage that, it will all have been for nothing.

A total of 24 antitrust authorities must approve the merger. You will surely have to dispose of some assets, particularly in the US. You have set a pain threshold of compulsory sales amounting to a total revenue of 3.75 billion euros. What happens if that figure is exceeded?
We are confident that it won’t come to that. After all, we have had considerable experience with the antitrust authorities through our acquisitions of BOC and AGA in recent years.

But if it did happen, would it cause the merger to collapse?
In that case, both parties have the right to withdraw from the merger. But if both parties believe it still makes sense, we will still go ahead.

This adds to the impression that you want to push through the merger at all costs. Another indication is that you are aiming for a merger of equals even though Linde has almost twice the revenue and more than twice as many employees as Praxair. Despite this, the CEO and CFO of the new Linde will come from Praxair. It sounds like power is being taken via the back door.
Don’t forget that Wolfgang Reitzle will be Chairman of the Board. Moreover, the current Linde board members will be responsible for the operating business of Linde Engineering, the growth market of Asia-Pacific and that of Europe, the Middle East and Africa (EMEA). Each side is equally represented.

Nevertheless, the CEO and CFO are the ones who determine the company’s strategy.
I don’t know of any major industrial company where the CEO and CFO alone determine the strategy

Once more: was the merger designed in this way because the two sides would not have agreed to it otherwise?
What would be the alternative? Praxair acquires Linde or Linde acquires Praxair? We are talking about extremely large sums here. That would have burdened both companies with a mountain of debt.

After taking over the British competitor BOC in 2006, Linde had as much as 15 billion euros debt.
Yes, but we also had a sizeable financial cushion thanks to the major sales of our forklift and refrigeration divisions. At that time we managed to reduce the debt by half within one year. We would not be in a position to do that today.

By focusing on the return on sales, it seems as if you have sought out a figure where Praxair performs better than Linde in order to justify a merger of equals.
No, I don’t believe we have placed too much emphasis on the return on sales figure. Linde is active in over 100 countries, Praxair in fewer than 30. There are already regions where we generate a similar or even higher return than Praxair. We could separate from our businesses in less profitable countries to become healthy, but that’s not what we want to do. With its sharp focus primarily on the US, Canada, Mexico and Brazil, Praxair has developed extremely efficient internal processes. These are tools that can also work well at Linde. Our major shareholders also share this view.

Don’t you think Steve Angel, as the new CEO of Linde plc, will do exactly that – withdraw from certain countries to increase efficiency?
We have held some initial discussions with him about portfolio management. But it is still too early to make any firm commitments. Regardless of that, every so often there are reasons to withdraw from certain countries, for security reasons or because the economy is heading down a blind alley. Such considerations are sure to arise for the new management of Linde plc as well.

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair has mailed the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc has distributed the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017 and published by Linde plc on August 15, 2017. Praxair’s stockholders approved the merger at Praxair’s special meeting held on September 27, 2017. The consummation of the proposed business combination remains subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF LINDE ARE URGED TO READ THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND OFFER BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Linde plc may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or Linde plc’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and Linde plc’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s Web site at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or Linde plc has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and Linde plc on the date hereof, and each of Linde, Praxair and Linde plc disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.